UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes       No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       No   X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 (with registration number 2241) and the request for authorisation was submitted to the Spanish Securities Market Commission (CNMV) on May 24, 2024, BBVA informs that, as of today, it has received the resolution of the National Commission on Markets and Competition (CNMC) in which it decides to initiate the second phase of the analysis of the economic concentration resulting from the Offer.

As indicated in the prior announcement of the Offer, the effectiveness of the Offer is contingent upon obtaining the authorization from the CNMC, in accordance with the provisions of Article 26.1 of Royal Decree 1066/2007, of July 27, on the rules governing tender offers.

.

Madrid, November 12, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: November 12, 2024
By: /s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A